Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

First Supplemental Indenture (this “Supplemental Indenture”), dated as of June 25, 2014, among The William Carter Company, a Massachusetts corporation (the “Company”), Carter’s, Inc., a Delaware corporation (“Carter’s”) and the other Guarantors (as defined therein), and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an Indenture (the “Indenture”), dated as of August 12, 2013, providing for the issuance of an unlimited aggregate principal amount of 5.250% Senior Notes due 2021 (the “Notes”), of which $400,000,000 were initially issued on the Issue Date;

WHEREAS, pursuant to Section 9.01(4) of the Indenture, the Company, the Guarantors and the Trustee may, without the consent of any Holder, amend or supplement the Indenture to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect in any material respect the legal rights under the Indenture of any such Holder;

WHEREAS, the Company and the Guarantors propose to amend the Indenture as contemplated by this Supplemental Indenture (the “Amendment”) pursuant to Section 9.01(4) of the Indenture;

WHEREAS, each party hereto has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms; and

WHEREAS, pursuant to Sections 9.01 and 9.06 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, in order to effect the Amendment, the Company, the Guarantors and the Trustee mutually covenant and agree as follows:

ARTICLE 1

Defined Terms

Section 1.01. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

ARTICLE 2

Amendment of the Indenture

Section 2.01. Amendment of the Indenture. Following the execution and delivery by the Company, the Guarantors and the Trustee of this Supplemental Indenture, the terms hereof shall become effective and operative on the date of this Supplemental Indenture (the “Effective Date”).

Section 2.02. Amendment. As of the Effective Date, Section 10.06(6) of the Indenture is hereby amended and restated in its entirety as follows:

“(6) upon the release or discharge of the guarantee by such Guarantor (other than Carter’s) of Indebtedness under the Credit Agreement, or the release or discharge of such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the provisions of Section 4.15 hereunder), and”

Section 2.03. Reference to and Effect on the Indenture. On and after the Effective Date, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” “hereto,” or “herein” (or any like reference) shall mean and be a reference to the Indenture as amended and supplemented by this Supplemental Indenture, unless the context otherwise requires.

ARTICLE 3

Miscellaneous

Section 3.01. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 3.02. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmissions shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 3.03. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 3.04. The Trustee. The Trustee accepts the amendments of the Indenture effected by this Supplemental Indenture, but on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company by action or otherwise, (iii) the due execution hereof by the Company or (iv) the consequences of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters.

Section 3.05. Successors. All agreements of the Company and each Guarantor in this Supplemental Indenture shall bind its successors, except as otherwise provided in this Supplemental Indenture. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

Section 3.06. Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.08. Ratification of Indenture; Supplemental Indenture; Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

THE WILLIAM CARTER COMPANY, as Issuer

By:	/s/ Richard F. Westenberger
Name:	Richard F. Westenberger
Title:	Executive Vice President, Chief Financial Officer

CARTER’S, INC.
OSHKOSH B’GOSH, INC.
CARTER’S RETAIL, INC.
TWCC PRODUCT DEVELOPMENT AND SALES, INC.
CARTER’S GIFTCARD COMPANY, INC., as Guarantors

By:	/s/ Richard F. Westenberger
Name:	Richard F. Westenberger
Title:	Executive Vice President, Chief Financial Officer

[Signature Page – First Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Trustee

By:	/s/ Stefan Victory
Name:	Stefan Victory
Title:	Vice President

[Signature Page – First Supplemental Indenture]